Exhibit 99.3

2022 Annual Business Report

Table of Contents

1.Business Overview
(1)Business Results and Financial Statements for the Past Three Fiscal Years (2019 – 2022)

2.Company Overview
(1)Registered Purpose of the Company
(2)Description of Primary Business
(3)Problems Confronting the Company
(4)Business Offices and Game Development Facilities
(5)Stock
(6)Debenture
(7)Major Shareholders
(8)Investment in Other Companies
(9)Directors Holding Concurrent Positions
(10)Material Transactions with Related Parties
(11)Significant Creditors
(12)Employees
(13)Directors and Auditors
(14)Material Events after the End of Fiscal Year 2022

3. Consolidated Financial Statements as of and for the fiscal years ended December 31, 2022 and 2021
(1)Consolidated Financial Positions
(2)Consolidated Comprehensive Income
(3)Consolidated Statements of Changes in Equity
(4)Consolidated Statements of Cash Flows

4. Separate Financial Statements as of and for the fiscal years ended December 31, 2022 and 2021
(1)Financial Positions
(2)Comprehensive Income
(3)Statements of Appropriation of Retained earnings
(4)Statements of Changes in Equity
(5)Statements of Cash Flows

1. Business Overview
(1)Business Results and Financial Statements for the Past Three Fiscal Years (2020 – 2022)

(In thousands of Korean Won)

Category	2022	2021	2020
Current assets	250,876,266	219,505,575	164,602,523
• Quick assets	250,876,266	219,505,575	164,602,523
Non-current assets	41,433,074	39,159,998	28,537,796
• Investment asset	26,732,334	21,679,845	14,958,641
• Property and Equipment, net	3,520,385	5,608,320	3,176,858
• Intangible asset	3,867,939	3,228,635	2,663,857
• Other non-current asset	7,312,416	8,643,198	7,738,440
Total assets	292,309,340	258,665,573	193,140,319
Current liabilities	28,335,116	48,803,832	48,824,376
Non-current liabilities	3,382,407	4,184,648	3,370,754
Total liabilities	31,717,523	52,988,480	52,195,130
Share capital	3,474,450	3,474,450	3,474,450
Capital surplus	27,482,683	27,482,683	27,482,683
Other components of equity	-	-	929
Retained earnings	229,634,684	174,719,960	109,987,127
Total equity	260,591,817	205,677,093	140,945,189
Revenues	232,717,405	288,258,376	228,996,069
Operating income	62,144,800	78,174,467	56,675,048
Income before income tax	75,203,609	92,546,064	55,050,476
Net income	54,914,724	64,732,833	39,416,922

2. Company Overview
(1)Registered Purpose of the Company
(1)Software consulting, development and supply
(2)Development and sales of software and CD
(3)Information-technology-related software development
(4)Production, development, distribution, sales and consulting of digital contents, including game software, as well as corresponding licensing
(5)Online network game services
(6)Applied package-related software development
(7)Production and sales of computer programs
(8)Import and export of software
(9)E-commerce
(10) Character development business
(11) Animation business
(12) Real estate leasing
(13) Service-area restaurant business
(14) Media-related business
(15) Printing and publication
(16) Record & video production and distribution
(17) Any other businesses incidental to the above businesses

(2)Description of Primary Business

Gravity Co., Ltd. (the “Company”) is the developer of Ragnarok Online, an MMORPG, which was launched in August 2002 and is commercially offered in 91 markets worldwide, including Korea, Japan, Taiwan, Thailand, Southeast Asia, the United States and Europe as of December 31, 2022.
Having strong global network and success from Ragnarok Online, the Company is expanding its business areas from online game development and publishing to cultural contents business based on various platforms, such as development of games for smartphones, console and IPTV, and animation and game character merchandising.
In addition, the Company has 8 subsidiaries, such as Gravity NeoCyon, Inc. in Korea, Gravity Interactive, Inc. in the United States, Gravity Communications Co., Ltd in Taiwan. Gravity Game Tech Co., Ltd. in Bangkok, Thailand, PT Gravity Game Link in Jakarta, Indonesia, Gravity Game Arise Co., Ltd. in Tokyo, Japan, GRAVITY GAME HUB PTE., Ltd in Singapore and GRAVITY GAME VISION LIMITED in Hong Kong.

(3)Problems Confronting the Company
Since the Company operates in a highly competitive industry, the Company is making every effort to enhance its development capacity and to maintain and increase its market share in overseas markets to preserve its competitive advantage.
The Company is in need of diversified revenue structure, continuous global market expansion and new business initiatives for sustainable revenue growth. The Company is doing its best diversely to expand new markets, to publish mobile games, to develop mobile games and to do IP licensing business.

(4)Business Offices and Game Development Facilities

Classification	Location
Head Office	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
Game Development Facilities	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(5)Stock

1) Total number of shares
(As of December 31, 2022)

Total number of shares authorized	Total number of shares issued	Total number of shares unissued
40,000,000 shares	6,948,900 shares	33,051,100 shares

2) Type of Stock issued (Par value per share: KRW 500)
(As of December 31, 2022)

Type	Number of shares	Total par value	%
Registered common stock	6,948,900 shares	KRW 3,474,450,000	100%

(6)Debenture: None.

(7)Major Shareholders
(As of December 31, 2022)

Shareholder	Shares Owned	%	Transaction with the Company
GungHo Online Entertainment, Inc.	4,121,737	59.31	-
Others	2,827,163	40.69	-
Total	6,948,900	100.00	-

(8)Investment in Other Companies

(As of December 31, 2022)

Companies				Relationship with the Company
Name	Location	Share capital	Main business	Shares owned	%	Relationship
Gravity Interactive, Inc.	California, USA	USD 10,540,000	Online and Mobile Game Service	290,000	100.00%	Subsidiary
Gravity NeoCyon, Inc.	Seoul, Korea	KRW 3,990,990,000	Mobile game development	794,440	99.53%	Subsidiary
Gravity Communications Co., Ltd.	Taipei, Taiwan	NTD 155,100,000	Online and Mobile Game Service	15,510,000	100.00%	Subsidiary
PT Gravity Game Link	Jakarta, Indonesia	IDR 43,221,000,000	Online and Mobile Game Service	3,025,470	70.00%	Subsidiary
Gravity Game Tech Co., Ltd.	Bangkok, Thailand	THB 88,049,940	Online and Mobile Game Service	8,804,994	100.00%	Subsidiary
Gravity Game Arise Co., Ltd.	Tokyo, Japan	JPY 100,000,000	Online and Mobile Game Service	25,000	100.00%	Subsidiary
Gravity Game Hub PTE., Ltd.	Singapore	SGD 6,819,991	Online and Mobile Game Service	682,000	100.00%	Subsidiary
Gravity Game Vision., Ltd.(*1)	Hong Kong	HKD 3,900,001	Online and Mobile Game Service	39,001	100.00%	Subsidiary
(*1) Gravity Game Vision., Ltd. was founded during 2022 and has been included as a subsidiary.

(9)Directors Holding Concurrent Positions

Name	Company
	Name	Position	Responsibility
Hyun Chul Park	Gravity Co., Ltd.	CEO	Overall management
	Gravity NeoCyon, Inc.	Executive Director	Chief Operating Officer
	Gravity Communications Co., Ltd.	Executive Director	-
	Gravity Interactive, Inc.	President	-
Yoshinori Kitamura	Gravity Co., Ltd.	Executive Director	Chief Operating Officer Chief Compliance Officer
	Gravity Interactive, Inc.	CEO	Overall management
	Gravity NeoCyon, Inc.	CEO	Overall management
	Gravity Communications Co., Ltd.	CEO	Overall management
	PT Gravity Game Link	CEO	Overall management
	Gravity Game Tech Co., Ltd.	CEO	Overall management
	Gravity Game Arise Co., Ltd.	CEO	Overall management
	Gravity Game Hub PTE., Ltd.	CEO	Overall management
	Gravity Game Vision., Ltd.	CEO	Overall management
Heung Gon Kim	Gravity Co., Ltd.	Executive Director	Chief Financial Officer
	Gravity NeoCyon, Inc.	Executive Director	Chief Financial Officer
	Gravity Interactive, Inc.	Vice President	-
	Gravity Communications Co., Ltd.	Executive Director	Chief Financial Officer
	PT Gravity Game Link	Executive Director	-
	Gravity Game Tech Co., Ltd.	Executive Director	-
	Gravity Game Arise Co., Ltd.	Executive Director	-
	Gravity Game Hub PTE., Ltd.	Executive Director	Chief Financial Officer
	Gravity Game Vision., Ltd.	Executive Director	Chief Financial Officer

(10)Material Transactions with Related Parties
① Sales and purchases
(In thousands of Korean Won)

Nature	Related Companies	2022		2021
		Sales	Purchases	Sales	Purchase
Parent company	GungHo Online Entertainment, Inc.	24,812,723	20,319	35,489,010	57,144
	GungHo Online Entertainment America	-	42,479	-	-
Subsidiaries	Gravity Interactive, Inc.	13,180,944	1,462,367	14,838,616	643,324
	Gravity NeoCyon, Inc.	507,777	7,064,199	327,329	6,734,567
	Gravity Communications Co., Ltd.	19,256,844	6,326,904	18,682,591	5,676,890
	PT Gravity Game Link	360,061	484,278	298,864	157,600
	Gravity Game Tech Co., Ltd.	7,583,917	56,087	6,769,774	29,534
	Gravity Game Arise Co., Ltd.	27,928	3,401,736	-	3,246,517
	Gravity Game Hub	892,325	-	-	-
	Gravity Game Vision Limited.	13,257,431	-	-	-
Total		79,879,950	18,858,369	76,406,184	16,545,576

② Receivables and Payables
(In thousands of Korean Won)

Nature	Related Companies	2022		2021
		Receivables	Payables	Receivables	Payables
Parent company	GungHo Online Entertainment, Inc.	2,707,640	2,804	5,051,013	7,448
	GungHo Online Entertainment America	-	29,692	-	-
Subsidiaries	Gravity Interactive, Inc.	3,591,765	540,346	3,538,932	405,359
	Gravity Game Hub PTE., Ltd.	707,855	-	96,628	-
	Gravity NeoCyon, Inc.	460,846	904,356	822,009	1,550,411
	Gravity Communications Co., Ltd.	1,581,356	1,696,212	1,179,228	1,283,908
	PT Gravity Game Link	412,174	270,362	35,824	9,411
	Gravity Game Tech Co., Ltd.	1,848,604	158,370	1,439,384	181,043
	Gravity Game Arise Co., Ltd.	135,588	775,877	310,412	1,106,765
	Gravity Game Vison Limited.	7,359,665	-	-	-
Total		18,805,493	4,378,019	12,473,430	4,544,345

(11)Significant Creditors: The Company had no significant creditors as of December 31, 2022.

(12)Employees
(As of December 31, 2022)

Category	Directors & Officers	Developers	Marketing/Operating	Finance/Administration	Total
Employees	11	218	77	46	352

(13)Directors and Auditors
(As of December 31, 2022)

Name	Position	Main work	Transaction with the Company
Hyun Chul Park	CEO	Chief Executive Officer	-
Yoshinori Kitamura	Executive Director	Chief Operating Officer Chief Compliance Officer	-
Heung Gon Kim	Executive Director	Chief Financial Officer	-
Kazuki Morishita	Executive Director	-	-
Kazuya Sakai	Executive Director	-	-
Jung Yoo	Independent Director	Member of audit committee	-
Yong Seon Kwon	Independent Director	Member of audit committee	-
Kee Woong Park	Independent Director	Member of audit committee	-

(14)Material Events after the end of fiscal year 2022: None

3. Consolidated Financial Statements as of and for the fiscal year ended December 31, 2022 and December 31, 2021
(1)Consolidated Statements of Financial Position
GRAVITY CO., LTD. (In thousands of Korean Won)

	December 31, 2022		December 31, 2021
Assets
Current Assets		421,767,238		306,134,920
Cash and cash equivalents	169,877,341		99,104,943
Short-term financial instruments	167,000,000		148,000,000
Accounts receivable, net	77,256,816		52,614,595
Other receivable, net	139,785		1,080,516
Prepaid expenses	3,332,317		3,164,075
Other current financial assets	3,370,146		598,099
Other current assets	790,833		1,572,692
Non-current Assets		22,326,742		21,391,403
Property and equipment, net	8,140,129		11,337,999
Intangible assets, net	3,869,478		3,342,028
Other non-current financial assets	2,175,769		3,018,823
Other non-current assets	2,481,845		1,973,064
Deferred tax assets	5,659,521		1,719,489
Total assets		444,093,980		327,526,323
Liabilities
Current liabilities		105,709,908		73,997,475
Account payables	73,549,144		41,199,401
Deferred revenue	18,543,037		13,480,518
Withholdings	3,201,011		3,596,403
Accrued expenses	2,040,357		1,484,019
Income tax payable	5,469,061		10,628,981
Other current liabilities	2,907,298		3,608,153
Non-current liabilities		8,204,251		6,687,990
Long-term account payables	373,989		729,173
Long-term deferred revenue	30,239		98,226
Other non-current liabilities	4,968,325		5,860,591
Deferred tax liabilities	2,831,698
Total liabilities		113,914,159		80,685,465
Equity attributable to owners of the Parent Company		329,527,917		246,070,907
Share capital		3,474,450		3,474,450
Common shares	3,474,450		3,474,450
Capital surplus		27,098,264		27,098,264
Other components of equity		2,475,675		2,180,388
Retained earnings		296,479,528		213,317,805
Non-controlling interest		651,904		769,951
Total equity		330,179,821		246,840,858
Total liabilities and equity		444,093,980		327,526,323

(2)Consolidated Statements of Comprehensive Income
GRAVITY CO., LTD. (In thousands of Korean Won)

	2022		2021
Revenues		463,617,872		413,937,974
Online games	89,256,406		75,370,395
Mobile games	358,771,544		320,163,555
Other revenue	15,589,922		18,404,024
Cost of revenues		267,365,143		224,172,902
Gross profit		196,252,729		189,765,072
Selling, general and administrative expenses		91,410,933		92,201,177
Operating Profit		104,841,796		97,563,895
Non-operating income and expenses		5,039,981		1,736,637
Financial income	15,953,466		5,268,535
Financial costs	(10,779,361)		(2,686,170)
Other non-operating income	605,316		606,731
Other non-operating expenses	(739,440)		(1,452,459)
Profit before income tax expense		109,881,777		99,300,532
Income tax expense		26,824,189		33,420,741
Profit for the year		83,057,588		65,879,791
Owners of the Parent Company	83,161,723		65,946,650
Non-controlling interests	(104,135)		(66,859)
Other comprehensive income		281,375		3,271,136
Items that may be subsequently reclassified to profit or loss	285,034		3,273,897
Foreign currency translation adjustments	297,848		3,226,854
Non-controlling interest of foreign currency translation adjustments	(12,814)		47,043
Items that will never be reclassified to profit or loss	(3,659)		(2,761)
Remeasurement of defined benefit liabilities	(2,561)		(1,933)
Non-controlling interest of remeasurement of defined benefit liabilities	(1,098)		(828)
Total comprehensive income for the year		83,338,963		69,150,927
Owners of the Parent Company	83,457,010		69,171,571
Non-controlling interests	(118,047)		(20,644)
Earnings per share attributable to the equity holders of the Parent Company
Basic earnings per share		11,968		9,490
Diluted earnings per share		11,968		9,490

(3)Consolidated Statements of Changes in Equity
GRAVITY CO., LTD. (In thousands of Korean Won)

	Share capital	Capital surplus	Other components of equity	Retained Earnings	Total	Non-controlling interest	Total Equity
Balance at January 1, 2021	3,474,450	27,109,803	(1,044,533)	147,371,155	176,910,875	437,141	177,348,016
Profit for the year	-	-	-	65,946,650	65,946,650	(66,859)	65,879,791
Equity transaction	-	(11,539)	-	-	(11,539)	353,454	341,915
Remeasurements of defined benefit liabilities	-	-	(1,933)	-	(1,933)	(828)	(2,761)
Foreign currency translation adjustments	-	-	3,226,854	-	3,226,854	47,043	3,273,897
Balance at December 31, 2021	3,474,450	27,098,264	2,180,388	213,317,805	246,070,907	769,951	246,840,858
Balance at January 1, 2022	3,474,450	27,098,264	2,180,388	213,317,805	246,070,907	769,951	246,840,858
Profit for the year	-	-	-	83,161,723	83,161,723	(104,135)	83,057,588
Remeasurements of defined benefit liabilities	-	-	(2,561)	-	(2,561)	(1,098)	(3,659)
Foreign currency translation adjustments	-	-	297,848	-	297,848	(12,814)	285,034
Balance at December 31, 2022	3,474,450	27,098,264	2,475,675	296,479,528	329,527,917	651,904	330,179,821

(4) Consolidated Statements of Cash Flows
GRAVITY CO., LTD. (In thousands of Korean Won)

	2022		2021
Cash flows from operating activities		98,278,652		74,182,958
Profit for the year	83,057,588		65,879,791
Adjustments	31,362,848		40,575,779
Changes in operating assets and liabilities	10,254,125		(2,883,876)
Interest received	3,032,676		995,149
Interest paid	(121,724)		(111,416)
Income tax paid	(29,306,861)		(30,272,469)
Cash Flows from investing activities		(22,340,445)		(82,471,756)
Decrease in other current assets	5,099		-
Proceeds from disposal of property and equipment	14,609		13,850
Proceeds from disposal of other intangible assets	-		14,861
Decrease in other non-current financial assets	-		594,774
Increase in short-term financial instruments	(19,000,000)		(77,000,000)
Purchase of property and equipment	(739,413)		(1,747,427)
Purchase of intangible assets	(2,055,632)		(2,463,914)
Increase in other current assets	(200)		-
Increase in other non-current financial assets	(564,908)		(1,883,900)
Cash Flows from Financing Activities		(3,917,977)		(3,306,019)
Proceeds from capital contribution from non-controlling interests	-		353,454
Repayment of lease liabilities	(3,917,977)		(3,647,934)
Payment of share issuance	-		(11,539)
Effects of exchange rate changes on cash and cash equivalents		(1,247,832)		67,278
Net increase (decrease) in cash and cash equivalents		70,772,398		(11,527,539)
Cash and cash equivalents at beginning of the year		99,104,943		110,632,482
Cash and cash equivalents at end of the year		169,877,341		99,104,943

4. Separate Financial Statements as of and for the fiscal year ended December 31, 2022 and December 31, 2021.

(1)Statements of Financial Position
GRAVITY CO., LTD. (In thousands of Korean Won)

	December 31, 2022		December 31, 2021
Assets
Current Assets		250,876,266		219,505,575
Cash and cash equivalents	42,985,625		26,602,122
Short-term financial instruments	167,000,000		148,000,000
Accounts receivable, net	35,117,290		40,569,841
Other receivable, net	961,918		1,677,451
Prepaid expenses	1,556,323		1,823,623
Other current financial assets	3,249,537		790,051
Other current assets	5,573		42,487
Non-current Assets		41,433,074		39,159,998
Investments in subsidiaries	26,732,334		21,679,845
Property and equipment, net	3,520,385		5,608,320
Intangible assets, net	3,867,939		3,228,635
Deferred tax assets	3,689,765		4,045,964
Other non-current financial assets	2,048,028		2,895,565
Other non-current assets	1,574,623		1,701,669
Total assets		292,309,340		258,665,573
Liabilities
Current liabilities		28,335,116		48,803,832
Accounts payables	17,641,888		29,467,721
Deferred income	4,258,298		4,139,025
Withholdings	1,540,197		2,754,347
Accrued expenses	881,213		785,358
Income tax payable	2,406,367		9,403,175
Other current liabilities	1,607,153		2,254,206
Non-current liabilities		3,382,407		4,184,648
Long-term account payables	373,989		729,173
Long-term deferred revenue	30,239		199,062
Other non-current liabilities	2,978,179		3,256,413
Total liabilities		31,717,523		52,988,480
Equity
Share Capital		3,474,450		3,474,450
Common shares	3,474,450		3,474,450
Capital surplus		27,482,683		27,482,683
Other components of equity
Retained earnings		229,634,684		174,719,960
Total equity		260,591,817		205,677,093
Total liabilities and equity		292,309,340		258,665,573

(2)Statements of Comprehensive Income
GRAVITY CO., LTD. (In thousands of Korean Won)

	2022		2021
Revenues		232,717,405		288,258,376
Online games	32,969,528		30,176,025
Mobile games	198,512,493		256,918,510
Other revenue	1,235,384		1,163,841
Cost of revenues		112,512,407		141,815,263
Gross profit		120,204,998		146,443,113
Selling, general and administrative expenses		58,060,198		68,268,646
Operating Profit		62,144,800		78,174,467
Non-operating income and expenses		13,058,809		14,371,597
Financial income	13,734,710		4,921,817
Financial costs	(9,975,732)		(1,989,233)
Other non-operating income	9,578,611		11,997,743
Other non-operating expenses	(278,780)		(558,730)
Profit before income tax		75,203,609		92,546,064
Income tax expense		20,288,885		27,813,231
Profit for the year		54,914,724		64,732,833
Other comprehensive income		-		-
Total comprehensive income for the year		54,914,724		64,732,833

(3)Statements of Appropriation of Retained earnings
GRAVITY CO., LTD. (In thousands of Korean Won)

	2022		2021
	Confirmed disposition date: March 31, 2023		Confirmed disposition date: March 31, 2022
Retained earnings before appropriation		229,634,684		174,719,960
Unappropriated retained earnings carried over from prior year	174,719,960		109,987,127
Profit for the year	54,914,724		64,732,833
Appropriation of retained earnings		-		-
Unappropriated retained earnings to be carried forward		229,634,684		174,719,960

(4) Statements of Changes in Equity
GRAVITY CO., LTD. (In thousands of Korean Won)

	Share capital	Capital Surplus	Other components of equity	Retained Earnings	Total
Balance at January 1, 2021	3,474,450	27,482,683	929	109,987,127	140,945,189
Profit for the year	-	-	-	64,732,833	64,732,833
Foreign currency translation adjustments	-	-	(929)	-	(929)
Balance at December 31, 2021	3,474,450	27,482,683	-	174,719,960	205,677,093
Balance at January 1, 2022	3,474,450	27,482,683	-	174,719,960	205,677,093
Profit for the year	-	-	-	54,914,724	54,914,724
Balance at December 31, 2022	3,474,450	27,482,683	-	229,634,684	260,591,817

(5)Statements of Cash Flows
GRAVITY CO., LTD. (In thousands of Korean Won)

	2022		2021
Cash flows from operating activities		45,514,786		70,320,586
Profit for the year	54,914,724		64,732,833
Adjustments	12,550,795		18,716,916
Changes in operating assets and liabilities	(7,886,555)		(2,637,125)
Interest received	2,964,848		966,070
Interest paid	(61,533)		(68,886)
Dividend received	8,839,924		11,326,984
Income tax paid	(25,807,417)		(22,716,206)
Cash flows from investing activities		(26,443,349)		(88,153,976)
Decrease in other current financial assets	901		-
Decrease in other non-current financial assets	-		500,000
Decrease in other non-current financial liabilities	-		89,860
Disposal of property and equipment	1,368		235
Acquisition of investments in subsidiaries	(5,052,489)		(6,721,204)
Increase in short-term financial instruments	(19,000,000)		(77,000,000)
Increase in other current financial assets	(200)		-
Increase in other non-current financial assets	(500,000)		(1,660,952)
Purchase of property and equipment	(291,433)		(1,210,372)
Purchase of intangible assets	(1,601,496)		(2,151,543)
Cash flows from financing activities		(2,049,532)		(1,787,171)
Repayment of lease liabilities	(2,049,532)		(1,787,171)
Effects of exchange rate changes on cash and cash equivalents		(638,402)		(19,354,123)
Net increase (decrease) in cash and cash equivalents		16,383,503
Cash and cash equivalents at the beginning of the year		26,602,122		45,956,245
Cash and cash equivalents at the end of the year		42,985,625		26,602,122